787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

March 5, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Flaherty & Crumrine Preferred Income Fund Incorporated (“PFD”)
Investment Company Act File Number 811-06179
Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated (“PFO”)
Investment Company Act File Number 811-06495
Flaherty & Crumrine Preferred Securities Income Fund Incorporated (“FFC”)
Investment Company Act File Number 811-21129
Flaherty & Crumrine Total Return Fund Incorporated (“FLC”)
Investment Company Act File Number 811-21380
Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (“DFP”)
Investment Company Act File Number 811-22762

Ladies and Gentlemen:

     On behalf of the above referenced investment companies, each a Maryland corporation (together, the “Funds”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, filed herewith are the preliminary proxy materials to be used in connection with the Annual Meetings of Shareholders of the Funds (the “Annual Meetings”) and the Special Meetings of Shareholders of PFD, PFO, FLC and FFC (the “Special Meetings” and together with the Annual Meetings, the “Meetings”).

     As set forth in more detail in the accompanying preliminary proxy materials, the Annual Meetings are being held to elect directors to the board of directors of the Funds and the Special Meetings are being held to approve changes to PFD, PFO, FLC and FFC’s fundamental investment policy regarding investments in commodities. Please note that certain information in the preliminary proxy materials is in the process of being compiled and will be included in the Funds’ definitive proxy statement filing.

     Should members of the staff have any questions or comments regarding the enclosed preliminary proxy materials, they should call the undersigned at (212) 728-8294.

Very truly yours,

/s/ Maria Gattuso
Maria Gattuso

Enclosures

cc:	Donald F. Crumrine
Rose F. DiMartino
Chad C. Conwell

New York Washington Paris London Milan Rome Frankfurt Brussels
in alliance with Dickson Minto W.S., London and Edinburgh